UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
GENELABS TECHNOLOGIES, INC.
(Name of Subject Company)
GENELABS TECHNOLOGIES, INC.
(Names of Persons Filing Statement)
COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)
368706206
(CUSIP Number of Class of Securities)
Frederick W. Driscoll
President and Chief Executive Officer
(Principal Executive Officer)
505 Penobscot Drive
Redwood City, California 94063
(650) 369-9500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
WITH COPIES TO:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of an e-mail sent to the employees of Genelabs Technologies, Inc. (“Genelabs”), notifying the employees of the commencement of the cash tender offer by Gemstone Acquisition Corporation, a wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), to purchase all of the outstanding shares of common stock of Genelabs and describing the process for tendering their Genelabs shares.
Hello Genelabs Shareholders,
GlaxoSmithKline mailed their stock tender offer documents late last week to Genelabs’ shareholders. Many Genelabs stockholders received these materials in Monday’s mail, though many will not receive this information until Wednesday’s mail arrives. If you do not receive these documents in Wednesday’s mail, please contact Mackenzie Partners (GSK’s information agent) at tenderoffer@mackenziepartners.com or (800) 322-2885 to ask for a copy of the “GSK / Genelabs tender offer documents”.
If you hold share certificates and have the tender offer materials in hand, please call Mackenzie Partners at (800) 322-2885 for instructions on completing the tender offer documents.
If you are a shareholder but do NOT hold a Genelabs stock certificate, the easiest way to tender your Genelabs stock for cash (without paying a brokers’ commission) is to call your broker and instruct them to “tender your Genelabs shares to GlaxoSmithKline.” It is important that you specifically ask to TENDER the shares in order to avoid the brokerage commission.
The “tender offer” period remains open through December 10, 2008. If fewer than 90% of Genelabs’ shareholders tender their shares by December 10, the tender period may be extended in order to achieve the requisite number of shares, which would trigger your right to obtain cash for your tendered shares. GSK may also choose to seek a majority vote at a shareholders’ meeting in order to obtain approval of the acquisition.
As always, please let me know if you have any questions.
Clint

Clint Webb
Director, Legal Affairs and Corporate Secretary
Genelabs Technologies, Inc. | 505 Penobscot Drive | Redwood City | CA 94063